Exhibit 99.3

Press release

WiLAN Reports First Quarter 2013 Financial Results

OTTAWA, Canada – May 8, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced financial results for the first quarter of fiscal year 2013 ended March  31, 2013. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

First Quarter 2013 Highlights

•	Revenues of $18.4 million, exceeding guidance of $18.1 million.
•	Adjusted earnings* of $1.3 million or 1 cent per share, exceeding guidance of between a loss of $2.2 million and breakeven.
•	Returned $4.9 million to shareholders in dividend and share buyback payments.
•	Signed licensing partnerships with British Telecommunications Plc and Espial Group.
•	Announced license agreements with three companies including MediaTek Inc.
•	Held cash and cash equivalents and short-term investments of $167.2 million at March 31, 2013.
•	Subsequent to quarter end, signed broad digital TV and display license with Panasonic Corporation.

“In the first quarter of 2013, our revenues, expenses and adjusted earnings all came in better than our guidance for the quarter,” said Jim Skippen, President & CEO. “Working within our capital allocation model, WiLAN returned $4.9 million to shareholders in dividend and share buyback payments.”

Added Skippen, “We advanced negotiations with many companies and signed, in the second quarter, a broad TV and digital TV display license with Panasonic Corporation.”

Eligible Dividend

The Board of Directors has declared an eligible dividend of CDN $0.04 per common share to be paid on July 5, 2013 to shareholders of record on June 14, 2013.

First Quarter 2013 Revenue Review

In the three month period ended March 31, 2013, WiLAN generated revenues of $18.4 million, as compared to $24.7 million in the three month period ended March 31, 2012. The decrease in revenues is primarily attributable to the timing of fixed payment amounts as a result of the timing and amount of various payments under our license agreements.

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First Quarter 2013 Operating Expense Review

In the three month period ended March 31, 2013, cost of revenue totaled $19.8 million as compared to $11.3 million in the three month period ended March 31, 2012. The increase in expenses is primarily attributable to an increase in litigation expense.

	Three months ended
	March 31, 2013	March 31, 2012

Patent licensing	$898	$1,292
Litigation	12,200	3,858
Amortization of patents	6,505	5,929
Stock-based compensation	158	224
	$19,761	$11,303

For the three months ended March 31, 2013, litigation expenses amounted to $12.2 million compared to $3.9 million for the same period last year. The increase in litigation expense over the prior year period is attributable to an increased level of effort in ongoing patent infringement litigations including preparation for three Markman hearings, one of which took place in March 2013, and preparation for multiple trials scheduled to take place in 2013, of which the first trial is scheduled to commence in July 2013.

In the first quarter ended March 31, 2013, MG&A expenses amounted to $2.9 million as compared to $3.2 million in the first quarter ended March 31, 2012. The decrease in spending for the three months ended March 31, 2013 is primarily attributable to a decrease in the accrued variable compensation costs related to employee restricted share units.

	Three months ended
	March 31, 2013	March 31, 2012

Marketing, general and administration costs	$2,130	$2,458
Depreciation	124	135
Stock-based compensation	675	567
	$2,929	$3,160

First Quarter 2013 Earnings Review

In the first quarter ended March 31, 2013, WiLAN generated adjusted earnings of $1.3 million or 1 cent per share as compared to $15.4 million, or 13 cents per share, in the comparative period. The decrease in adjusted earnings as compared to last year is primarily attributable to the decrease in revenue and an increase in litigation expenses.

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The Company generated a GAAP loss of $6.4 million, or 5 cents per share on a basic level, in the three month period ended March 31, 2013, as compared to a GAAP loss of $14.4 million, or 12 cents per share on a basic level, in the same period last year. In the three month period ended March 31, 2012 the Company incurred $31.1 million in expenses related to the Debenture financing. In addition, the Company recorded an income tax recovery of $0.9 million in the first quarter of 2013 compared to an income tax recovery of $4.3 million recorded in the same period last year.

First Quarter 2013 Balance Sheet and Cash Flow Review

At March 31, 2013, the Company’s net cash, comprised of cash and cash equivalents and short-term investments, totaled $167.2 million, representing a decrease of $9.7 million from the net cash position at December 31, 2012. The decrease is primarily attributable to $5.0 million cash utilized in operations, the payment of dividends totaling $4.2 million and the repurchase of common shares totaling $0.7 million. The Company’s cash equivalents and short-term investments include T-bills, term deposits and GICs.

Second Quarter 2013 Financial Guidance

For the second quarter 2013 ending June 30, 2013, the Company expects revenue to be at least $17.5 million. This revenue guidance does not include the potential impact of any new agreements that may be signed during the balance of the second quarter of 2013 or the potential impact of any royalties identified in audits conducted by the Company. Operating expenses for the second quarter are expected to be in the range of $16.6 million to $18.2 million of which $10.0 million to $12.0 million is expected to be litigation expense. For the second quarter of 2013, and assuming no additional agreements are signed, adjusted earnings are expected to be between a loss of $1.0 million and earnings of $1.0 million.

The above statements are forward-looking and actual results may differ materially. The “Forward-looking Information” section at the end of this press release provides information on various risks and uncertainties that the Company faces. Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s annual information form for the 2012 fiscal year dated March 7, 2013 (copies of which may be obtained at www.sedar.com or www.sec.gov). Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The Company’s revenues result primarily from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports. In addition, certain revenues may be of a one-time nature.

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The above guidance for the three month period ended June 30, 2013 reflects our current business indicators and expectations and is subject to fluctuations in foreign currency exchange rates. Due to their nature, certain income and expense items, such as significant settlements from companies involved in current enforcement actions, brokerage opportunities, new significant litigation or defense actions that could arise during the quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual revenues reported may exceed the guidance provided due to the receipt of royalty reports, signing of new license agreements and completion of licensee audits, all after the guidance is provided.

WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted. Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

Conference Call Information – May 8, 2013 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time (ET). WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will be on the call.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=170698

•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=170698 and accessible by telephone until 11:59 PM ET on August 8, 2012.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 201.612.7415

Conference ID #: 412825

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 265 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

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Note

(*) WiLAN follows GAAP in preparing its interim and annual financial statements. Adjusted Earnings are earnings from continuing operations before stock-based compensation expense, depreciation and amortization expense, interest expense, unrealized foreign exchange gains or losses, provision for income taxes and certain other non-cash, one-time, or non-recurring charges.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will be”, “to build”, “to be”, “potential impact”, “may be”, “are expected”, “is expected”, “may exceed”, “to negotiate”, “may vary” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 7, 2013 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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Wi-LAN Inc.
Condensed Consolidated Statements of Operations
(Unaudited)
(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2013	March 31, 2012
Revenue
Royalties	$18,369	$24,693

Operating expenses
Cost of revenue	19,761	11,303
Research and development	2,151	2,771
Marketing, general and administration	2,929	3,160
Realized foreign exchange loss	89	6
Unrealized foreign exchange loss (gain)	944	(5,376)
Total operating expenses	25,874	11,864
Earnings (loss) from operations	(7,505)	12,829
Investment income	195	722
Interest expense	-	(1,126)
Debenture financing, net	-	(31,138)
Loss before income taxes	(7,310)	(18,713)

Provision for (recovery of) income tax expense
Current	1,301	1,225
Deferred	(2,177)	(5,527)
	(876)	(4,302)
Net and comprehensive loss	(6,434)	(14,411)

Loss per share (Note 4)
Basic	$(0.05)	$(0.12)
Diluted	$(0.05)	$(0.12)

Weighted average number of common shares
Basic	121,545,062	121,816,678
Diluted	121,545,062	121,816,678

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Wi-LAN Inc.
Condensed Consolidated Balance Sheets
(Unaudited)
(in thousands of United States dollars)

As at	March 31, 2013	December 31, 2012
Current assets
Cash and cash equivalents	$165,603	$175,246
Short-term investments	1,565	1,617
Accounts receivable	6,465	1,139
Prepaid expenses and deposits	849	314
	174,482	178,316

Loan receivable	950	911
Furniture and equipment, net	1,091	1,272
Patents and other intangibles, net	110,360	116,846
Deferred tax asset	22,994	20,817
Goodwill	12,623	12,623
	$322,500	$330,785

Current liabilities
Accounts payable and accrued liabilities	$26,208	$22,406
Current portion of patent finance obligation	2,577	2,547
	28,785	24,953

Patent finance obligation	2,014	2,670
Success fee obligation	9,937	10,900
	40,736	38,523

Commitments and contingencies

Shareholders' equity
Capital stock	431,091	431,067
Additional paid-in capital	11,726	11,074
Accumulated other comprehensive income	16,225	16,225
Deficit	(177,278)	(166,104)
	281,764	292,262
	$322,500	$330,785

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Wi-LAN Inc.
Condensed Consolidated Statements of Cash Flow
(Unaudited)
(in thousands of United States dollars)

	Three months ended	Three months ended
	March 31, 2013	March 31, 2012
Cash generated from (used in)
Operations
Net loss	$(6,434)	$(14,411)
Non-cash items
Stock-based compensation	971	1,055
Depreciation and amortization	6,703	6,167
Foreign exchange (gain) loss	(581)	333
Deferred financing costs	-	1,746
Accretion of debt discount	-	25,175
Disposal of patents	46	-
Deferred income tax recovery	(2,177)	(5,527)
Accrued investment income	(39)	-
	(1,511)	14,538
Change in non-cash working capital balances
Accounts receivable	(5,326)	(636)
Prepaid expenses and deposits	(84)	(662)
Payments associated with success fee obligation	(1,512)	-
Due to related party	-	(7,102)
Accounts payable and accrued liabilities	3,391	(140)
Cash (used in) generated from operations	(5,042)	5,998
Financing
Dividends paid	(4,234)	(3,041)
Repayment of convertible debentures	-	(233,247)
Common shares repurchased under normal course issuer bid	(656)	(11,467)
Common shares issued for cash on the exercise of options	361	1,016
Cash used in financing	(4,529)	(246,739)
Investing
Sale (purchase) of short-term investments	52	(70)
Purchase of furniture and equipment	(17)	(109)
Purchase of patents and other intangibles	(688)	(687)
Cash used in investing	(653)	(866)
Foreign exchange gain on cash held in foreign currency	581	3,854

Net cash and cash equivalents used in the period	(9,643)	(237,753)
Cash and cash equivalents, beginning of period	175,246	432,186
Cash and cash equivalents, end of period	$165,603	$194,433

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Wi-LAN Inc.
Reconciliation of GAAP Net Earnings to Adjusted Earnings
(Unaudited)
(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2013	March 31, 2012

Net loss under GAAP	$(6,434)	$(14,411)

Adjusted for:
Unrealized foreign exchange (gain) loss	944	(5,376)
Depreciation and amortization	6,703	6,167
Stock based compensation	971	1,055
Gain of disposal of assets	(7)	-
Interest expense	-	1,126
Debenture financing, net	-	31,138
Income tax expense (recovery)	(876)	(4,302)
Adjusted earnings	$1,301	$15,397

Adjusted earnings per basic share	$0.01	$0.13

Weighted average number of common shares
Basic	121,545,062	121,816,678

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